AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

March 28, 2016

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM

Form 10-K for Fiscal Year Ended September 30, 2015

Filed November 25, 2015

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Filed February 10, 2016

Form 8-K filed on February 9, 2016

Response dated February 25, 2016

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated March 7, 2016, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings (the “Filings”) for AECOM (the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 39

1.              We note your response to comment 1 in our letter dated February 4, 2016. It is not apparent from your response how much of the valuation allowance amount relates to the deferred tax assets for the pension obligations related to the URS acquisition, the specific positive and negative evidence considered that led to recording a valuation allowance against those deferred tax assets including how those may be different than the evidence considered in your evaluation of any net operating losses and tax credit carryforwards, and what facts and circumstances may lead to those valuation allowances reversing. As such, please tell us and expand your disclosures to provide investors with an understanding of all the specific positive and negative evidence considered for each of the material deferred tax assets that are considered not more likely than not to be realized. Please refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

AECOM’s Response to Question #1:

The Company evaluates the need for a valuation allowance against its deferred tax assets on a jurisdictional and/or legal entity basis (depending on whether or not a jurisdiction allows for combination or consolidation of legal entities for tax return filing purposes).  At the time of the acquisition, both positive and negative evidence of a similar nature is evaluated regardless of the type of deferred tax asset (net operating loss, pension accrual, reserves, etc.).  In connection with the Company’s acquisition of URS, one of the significant drivers of negative evidence was a history of losses for certain URS affiliates, specifically a cumulative three year history of losses. Other types of evidence evaluated (whether positive or negative) included the ability to use net operating losses or credits, reversal of deferred tax temporary differences, history of earnings, forecast of earnings (including an assessment of the quality of earnings) and market trends.

The valuation allowance recorded as a result of the URS acquisition related to the UK deferred tax assets, consisting of a pension obligation, net operating losses and other reserves and losses in the United Kingdom of $38.7 million, $34.7 million and $29.7 million, respectively, was consistent with the amounts recorded by URS in periods prior to the acquisition.  The Company evaluated the positive and negative evidence for the net operating loss carry forward and the pension obligation separately as the assets are within separate affiliated legal entities and require separate income to be earned by each legal entity.  The valuation allowances recorded with respect to deferred tax assets related to net operating losses, credit carry forwards and other reserves in Canada of $5 million, $4.8 million and $9.1 million, respectively, and other individually immaterial deferred tax assets in various foreign jurisdictions of $60 million were consistent with the amounts recorded by URS in pre-acquisition periods.  While these particular amounts were consistent with the amounts recorded by URS in pre-acquisition periods, the Company performed its own assessment for the need of or additions to the valuation allowances recorded, evaluating the positive and negative evidence noted in the prior paragraph.

If the Company’s affiliates change to a cumulative income position and management is able to project sustained earnings from its core operations, the Company may reverse its valuation allowance on the associated net operating loss or pension asset.

The Company proposes the same disclosure as provided in its response dated February 25, 2016, with an additional statement describing the evaluation differences with respect to the positive and negative evidence for the United Kingdom net operating loss and pension deferred tax assets, such as:

In its determination of the realizability of these deferred tax assets at acquisition, the Company evaluated the positive and negative evidence for the United Kingdom net operating loss carry forward and the United Kingdom pension obligation separately as the assets are within separate affiliated legal entities and require separate income to be earned by each legal entity.

Note 1 — Significant Accounting Policies

Revenue Recognition, page75

2.              We note your responses to comment 2 from our letter dated February 4, 2016 and comment 5 from our letter dated December 17, 2015. Please provide sufficient information to allow a user to understand the amount of revenue recognized for each period presented that falls under the percentage of completion method of accounting and those that do not by each type of contract, given the differing degrees of risk associated with percentage of completion method of accounting and other contract types.

AECOM’s Response to Question #2:

The Company advises the staff that during the year ended September 30, 2015 approximately 95% of its revenues were recognized under the percentage-of-completion method of accounting.  The Company respectfully submits that differing degrees of risk are more closely associated with the type of contract.  That is, the Company’s performance risk varies for cost-reimbursable, guaranteed maximum price, and fixed-price contracts. Item 1 of the Company’s Form 10-K for the fiscal year ended September 30, 2015 contains the following disclosure to address that risk:

“At September 30, 2015, our contracted backlog was comprised of 47%, 29%, and 24% cost-reimbursable, guaranteed maximum price, and fixed-price contracts, respectively.”

The below underlined text reflects the revised language that the Company proposes to include in its next Form 10-K in Note 1 to its consolidated financial statements and comparable language will be included for subsequent periods in future filings:

During the years ended September 30, 2015, 2014, and 2013, the types of contracts comprising the Company’s revenue were as follows:

	September,
	2015	2014	2013
Cost reimbursable	57%	46%	51%
Guaranteed maximum price	15%	14%	11%
Fixed price	28%	40%	38%

The Company respectfully notes that whether a contract falls under the percentage-of-completion method of revenue recognition under ASC 605-35 or falls under service contract accounting outside the scope of ASC 605-35 is not indicative of a contract’s risk profile.  Instead, the contract types are indicative of risk profile, and accordingly, the above disclosure gives an understanding of the relative degrees of risk of the Company’s contracts as further disclosed in its Form 10-K for the fiscal year ended September 30, 2015.

Note 19- Commitments and Contingencies, page 113

3.              We note your responses to comment 3 from our letter dated February 4, 2016 and comment 12 from our letter dated December 17, 2015. Specifically, we note your statements that you negotiated the settlement terms disclosed in the Deed of Release in the AECOM Australia matter for “several months preceding July 2015” and that the $205 million settlement amount was primarily covered by third party insurance carriers resulting in an immaterial accrual for this matter. Further, you state that you consider the need for any reasonably possible disclosures on a gross basis. As such, it remains unclear why you did not provide investors with the amount or range of reasonably possible loss prior to recognizing the accrual in the third quarter of fiscal year 2015. As previously noted, ASC 450-20-50 does not require estimation with precision or certainty for purposes of the disclosure of the estimate of reasonably possible range of loss. Please advise.

AECOM’s Response to Question #3:

The Company will disclose an estimate of any possible loss, or state that such an estimate cannot be made, if there is, at least, a reasonable possibility that a loss may have been incurred.  In the Company’s Form 10-Q for the second quarter of fiscal 2015, filed with the Commission on May 13, 2015 (the “Second Quarter Form 10-Q”), the Company disclosed that a project performed by AECOM Australia in 2005 and 2006 was subject to a $1.68 billion (Australian dollar) owner related claim, a $76 million (Australian dollar) lender related claim and a class action claim with respect to approximately $155 million (Australian dollar) of securities acquired in an Australian IPO.  The Company disclosed that “the potential range of loss and the resolution of this matter cannot be determined at this time” primarily because there was insufficient information to accurately predict with sufficient certainty whether a settlement of the claims would be achieved at that time, as well as other matters that made it difficult to reasonably estimate a possible loss in the absence of any settlement(s), including the complex, technical nature of issues raised in the claims against AECOM Australia, issues as to reliance on AECOM Australia’s reports, the quantum of damages and numerous proportionate liability defenses and cross-claims against third parties.

Even though AECOM Australia disputed, and continued to vigorously defend, each claim described above, AECOM Australia was open to negotiations to amicably resolve the claims. Substantive settlement negotiations commenced in March 2015 with respect to the owner and lender related claims and the class action claim.  The negotiations with respect to the owner and lender related claims ultimately culminated in the execution of the binding but conditional Deed of Release on July 10, 2015, while the class action claim remains unresolved.  While progress had been made in negotiations with respect to the owner and lender related claims as of the Company’s Second Quarter Form 10-Q, those negotiations had not progressed to a point where the Company had sufficient credible information to accurately predict or determine the eventual outcome of those settlement negotiations as of that date.  As of the filing of the Second Quarter Form 10-Q, there were many differences between the parties which could have caused the negotiations to fail, including the persons from whom various releases and indemnities were sought (including non-parties to the proceedings), the nature and extent of releases and indemnities sought, liability for legal costs, liability for any taxes payable with respect to any settlement and the timing and manner of any completion.  These and other substantive matters continued to be the subject of vigorous negotiations into July 2015.  Moreover, as of the Second Quarter Form 10-Q, internal and external approvals, which were a pre-requisite to AECOM Australia being able to enter into any binding settlement, had not been obtained and could not be obtained unless and until terms of the settlement were substantively agreed upon and finalized.  The last of these required approvals was not obtained until July 2015.  Shortly after obtaining such approval, AECOM Australia entered into the binding but still conditional Deed of Release on July 10, 2015.

Notwithstanding that the Deed of Release remained conditional as of July 10, 2015; the Company filed a Form 8-K on July 10, 2015 to inform its investors of the outcome because it then considered it had sufficient credible assurances to conclude that a binding, final settlement was obtainable.

The Company also considered that, because of the significant monetary value of the owner and lender claims, any disclosure of preliminary and on-going negotiations as of the filing of the Second Quarter Form 10-Q, or any disclosure prior to entry into an approved and binding settlement agreement, could be considered misleading (for example, if the disclosure resulted in the expectation that a settlement would soon follow, which could have a positive impact on the Company’s stock price), particularly if those on-going negotiations did not ultimately result in a final, binding settlement (as was possible).

In future filings, the Company will disclose an estimate of any possible loss, or state the specific reason that such an estimate cannot be made.

4.              We note your response to comment 3 from our letter dated February 4, 2016. As previously requested, please confirm that you will expand your disclosures to provide your accounting policy for assessing reasonably possible loss disclosures on a gross basis per your response and also for recognizing gain contingencies. Also, please clarify whether your statement, “The Company recognizes losses associated with insured matters net of insurance recoveries…”, also means that you recognize loss contingency liabilities on the balance sheet on a net basis. To the extent you do, please tell us the guidance you relied on.

AECOM’s Response to Question #4:

The Company confirms that it will expand its disclosures in its Form 10-Q and other future filings, if applicable, to provide the underlined text to the notes to its consolidated financial statements:

The Company records amounts representing its probable estimated liabilities relating to claims, guarantees, litigation, audits and investigations.  The Company relies in part on qualified actuaries to assist it in determining the level of reserves to establish for insurance-related claims that are known and have been asserted against it, and for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to the Company’s claims administrators as of the respective balance sheet dates.  The Company includes any adjustment to such insurance reserves in its consolidated results of operations.  The Company’s reasonably possible loss disclosures are presented on a gross basis prior to the consideration of insurance recoveries.  The Company does not record gain contingencies until they are realized.

The Company’s historical loss contingency reserve was presented net of anticipated insurance recoveries as the Company historically had no issues with respect to disputes or collectability from its insurance carriers. The Company believes its presentation was consistent with other companies within its industry.

However, the Company acknowledges the guidance in ASC 210-20 as well as the amendments from ASU 2010-24 regarding the presentation of contingent liabilities gross of anticipated insurance recoveries.  The Company believes this presentation would, in the light of surrounding circumstances, not change or influence the judgment of a reasonable person relying on the Company’s most recent Form 10-K, including the financial statements filed therewith.  Presentation on a gross basis would result in an increase to total assets of approximately 1%, an increase to total liabilities of approximately 1%, and would not significantly impact any debt covenant or other financial ratio used by the Company’s creditors.  These percentages do not include certain amounts related to the matter discussed in the Company’s response to Question #3 above as aspects of that matter, including the associated insurance recoveries, were settled prior to September 30, 2015.

In future filings, the Company will present its contingent liabilities and anticipated insurance recoveries on a gross basis on its consolidated balance sheets in accordance with ASC 210.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

5.              We note the acquisition and integration expenses of $41 million and $138.5 million for the three months ended December 31, 2015 and December 31, 2014, respectively, which includes certain severance and personnel costs. We further note per your disclosure on page 34 that you expect to incur an additional $200 million in acquisition and integration expenses in fiscal year 2016. Please expand your disclosures to include all of the information required under SAB Topic 5:P.4, including:

•                  A description of the nature of each exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date and the likely effects on the consolidated financial statements;

•                  The extent to which the restructuring activities are expected to result in cost savings or impact revenues; and

•                  The amount of expected cost savings for each restructuring activity currently in progress, and the amount of realized cost savings from previous restructuring activities. To the extent that actual cost savings differs from the amount or timing of expected cost savings, please explain why.

AECOM’s Response to Question #5:

The Company respectfully advises the Staff that acquisition and integration expenses are comprised of transaction costs, professional fees, severance and personnel costs, due diligence costs, and integration activities related to the acquisition of URS.  Certain expenses such as severance and personnel costs and real estate-related expenses can be considered exit and disposal activities, but other acquisition and integration expenses, such as expenditures to consolidate and implement IT platforms, would not.  With respect to costs that can be considered exit or disposal activities, the Company proposes to include the below underlined text in its next Form 10-Q Management’s Discussion and Analysis of Financial Condition and Results of Operations, and comparable language will be included for subsequent periods in future filings:

Acquisition and Integration Expenses

Acquisition and integration expenses, resulting from the acquisition of URS, were comprised of the following:

	Three months ended
	December 31, 2015	December 31, 2014
	(in millions)
Severance and personnel costs	$6.6	$109.3
Professional service, real estate-related, and other expenses	34.4	29.2
Total	$41.0	$138.5

Severance and personnel costs above include employee termination costs related to reductions-in-force initiatives as a result of the integration of URS.  Real estate expenses relate to costs incurred to exit redundant facilities as a result of the URS integration.  Professional services and other expenses relate to integration activities such as consolidating and implementing the Company’s IT platforms.  The severance, real estate, and other disposal activities commenced upon the acquisition of URS and are expected to result in estimated annual costs savings of approximately $325 million by the end of fiscal year 2017.

The Company exited the quarter ended December 31, 2015, at an annual run-rate of approximately $200 million in cost savings. Incremental cost savings to achieve the Company’s $325 million cost savings target are expected to come from labor (approximately $25 million) and from real estate-related and all other non-labor cost savings (approximately $100 million). As of December 31, 2015, the Company had realized approximately $100 million in cumulative labor-related cost savings and approximately $70 million in cumulative real estate-related and all other non-labor cost savings. These cost savings are consistent in the amounts and timing with the Company’s prior expectations.

6.              We note that you attributed the increase in gross profit margin for the DCS segment to the cost efficiencies and synergies realized as a result of the acquisition of URS. Please expand your discussion and analysis of gross profit margin for the CS and MS segments to quantify and discuss the impact of cost efficiencies and synergies realized as a result of the acquisition of URS. If these two reportable segments did not realize any material cost efficiencies and synergies like the DCS segment, please explain why.

AECOM’s Response to Question #6:

Gross profit margin for the CS and MS segments was not materially impacted by cost efficiencies and synergies realized as a result of the acquisition of URS, primarily due to limited redundancies in these segments as compared to those in the Company’s DCS segment.  Redundancies were primarily identified in the DCS segment, where AECOM and URS historically competed and where a majority of the cost savings existed.

Note 3 — Business Acquisitions, Goodwill and Intangible Assets, page 6

7.              We note your disclosure that you recorded a $41 million loss on disposal activities in the accompanying Statements of Operations related to the disposition of non-core energy businesses, equipment and other assets with net assets value of $99.6 million. In your Consolidated Statement of Cash Flows, it appears you received proceeds of $37.6 million from the disposal of businesses. As such, it appears the total loss would have been $62 million based on the proceeds disclosed. Please confirm that the additional proceeds from disposal activities of $21 million is netted within your “Payment for capital expenditures, net of disposals” line and relates to the sale of long-lived assets. Otherwise, please tell us what the $21 million difference relates to. Please classify the amount related to the gain or loss on disposition of equipment and other assets in income (loss) from operations in your Consolidated Statements of Operations in accordance with ASC 360-10-45-5. Please present the amounts related to payments for capital expenditures and proceeds from disposals of long-lived assets on your Consolidated Statements of Cash Flows on a gross basis in accordance with ASC 230-10-45-26.

AECOM’s Response to Question #7:

The Company confirms that the additional proceeds from disposal activities of $21 million for long-lived assets were netted within the caption “Payment for capital expenditures, net of disposals” and confirms it will present the amounts related to payments for capital expenditures and proceeds from disposals of long-lived assets on its Consolidated Statements of Cash Flows on a gross basis in future filings.  Additionally, the Company confirms it will classify the amount related to the gain or loss on disposition of equipment and other assets in income (loss) from operations in the Company’s Consolidated Statements of Operations in future filings.

Form 8-K filed on February 9, 2016

8.              Please expand your disclosures to explain how you calculated the tax effect for the adjustments to net (loss) income attributable to AECOM and per diluted share in accordance with the guidance in Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

AECOM’s Response to Question #8:

The following disclosure from the Company’s first quarter fiscal 2016 earnings release provides an explanation of how the Company computed the tax effect on the adjustments to net (loss) income attributable to AECOM.  The below underlined text reflects the form of additional language that the Company proposes to include in its next Form 8-K filed in connection with the Company’s issuance of a press release announcing its financial results for the fiscal quarter just ended, if applicable:

Tax Rate

The Company recomputed the annual effective tax by excluding the tax impacts on the effective tax rate of the adjustments made to GAAP net (loss) income.  The Company applied the recomputed annual effective tax rate to the adjusted net (loss) income.  The adjusted tax expense differs from the GAAP tax expense based on the deductibility and tax rate applied to each of the adjustments.  For example, the adjusted tax expense was increased compared to GAAP tax expense for adjustments related to deductible expenses incurred in the U.S. (such as acquisition and integration costs), where the tax rate is higher than the Company’s worldwide effective tax rate.  The recomputed effective tax rate was 25%.

	Three Months Ended
	Dec 31, 2014	Sep 30, 2015	Dec 31, 2015
Income tax (benefit) expense	$(12.2)	$16.3	$(0.7)
Tax effect of the above adjustments*	58.9	34.2	35.9
Adjusted income tax expense	$46.7	$50.5	$35.2

* Adjusts the income tax (benefit) expense during the period to exclude the impact on our effective tax rate of the pre-tax adjustments shown above.

In addition, the Company computed the tax effect of the adjustments to net (loss) income attributable to AECOM per diluted share by dividing the tax expense adjustment by the number of the Company’s shares outstanding.

Closing

In accordance with your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-7758 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd

W. Troy Rudd

Executive Vice President and Chief Financial Officer

cc:  Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Assistant General Counsel, AECOM